EXHIBIT 11.2

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Quarter Ended June 30, 2002 and July 1, 2001
(Thousands of Dollars and Shares Except Per Share Data)

	2002		2001
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$ (25,888)	(25,888)	(18,331)	(18,331)
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,644	172,644	171,979	171,979
Exercise of stock options and warrants:
Actual	79	79	44	44
Assumed	-	-	-	-
	------------	------------	------------	------------
Total	172,723	172,723	172,023	172,023
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ (.15)	(.15)	(.11)	(.11)
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